October 6, 2005
VIA EDGAR AND FACSIMILE
Jennifer R. Hardy, Esquire
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	Builders FirstSource, Inc.
Registration Statement on Form S-4,
SEC File No. 333-128064
Dear Ms. Hardy:
     On behalf of Builders FirstSource, Inc. (the “Company”), we submit this letter to respond to your letter to Donald F. McAleenan, dated the date hereof, with respect to the above-referenced filing. As discussed with Mr. Matt Franker of the Staff, the Company believes it is important that we resolve the comments addressed below in advance of filing Amendment No. 2 (“Amendment No. 2”) to the registration statement on Form S-4 (the “Registration Statement”), of the Company relating to the Company’s offer to exchange (the “Exchange Offer”) an aggregate principal amount of up to $275,000,000 of its Second Priority Senior Secured Floating Rate Notes due 2012 to be registered under the Securities Act of 1933, as amended, for a like principal amount of its issued and outstanding Second Priority Senior Secured Floating Rate Notes due 2012 so the Company can meet its deadline of having the Registration Statement declared effective no later than October 9, 2005.
     For ease of reference, the Staff’s comments are set forth below in italics. The Company’s responses to the Staff’s comments are set forth immediately below the text of the comment to which they relate. The headings below correspond to the headings as set forth in the Staff’s comment letter referenced above.
     We are also providing herewith, for the supplemental review of the Staff, amended disclosure in the Registration Statement and the Letter of Transmittal and a revised opinion of Skadden, Arps in response to the Staff’s comments referenced above.

Jennifer R. Hardy
October 6, 2005

     Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.
General

1.	Q.	We note your response to comment 3 of our letter dated September 23, 2005. Please note that we must review this supplemental letter prior to accelerating the effectiveness of this registration statement.

	A.	We acknowledge the Staff’s comment and confirm that the letter referenced above was filed as correspondence today via EDGAR.

2.	Q.	We note your response to comment 19 of our September 23 letter. We note disclosure under Withdrawal Rights on page 96 that you will return Old Notes that are not exchanged “as soon as practicable after withdrawal, non-acceptance of tender or termination of the exchange offer.” Exchange Act Rule 14e-1(c) requires that the notes be returned “promptly” in these circumstances, rather than “as soon as practicable.” Please revise this statement accordingly.

	A.	In response to the Staff’s comment, we have revised the disclosure on page 96 accordingly.

3.	Q.	We note your response to comment 26 of our letter dated September 23, 2005, as well as the statement on page 93 and in the Letter of Transmittal that you “also reserve the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any Old Notes either before or after the Expiration Date . . . .” Please note that all offer conditions other than those related to the receipt of government regulatory approvals must be satisfied or waived at or before the expiration of the offer. Revise accordingly.

	A.	In response to the Staff’s comment, we have revised the disclosure on page 93, and in the Letter of Transmittal, accordingly.

Cover Page

4.	Q.	We note your response to comment 28 of our letter dated September 23, 2005, with respect to the qualification in the opinion of Skadden Arps about laws that, in the firm’s experience, are normally applicable to transactions of the type contemplated by the Exchange Offer. Submit a revised opinion of counsel that deletes reference to “in our experience.”

In addition, note that although the staff has previously accepted the qualifications in the last paragraph on page 2 after deleting the reference to counsel’s experience, this has always been done with the understanding

Jennifer R. Hardy
October 6, 2005

that Skadden Arps would revise its opinion per an agreement to be reached with Martin Dunn. In January 18, 2005 correspondence relating to Crompton Corporation addressed to Pamela Long from Michael J. Zeidel, Skadden Arps acknowledged that the staff would accept the “normally applicable” qualification for purposes of that registration statement so long as the “in our experience” language was omitted and that future Exhibit 5 opinions provided by Skadden Arps would be revised per an agreement to be reached between the Commission and Skadden Arps. The same representation by Skadden Arps was made in correspondence relating to Hexcel Corp. dated April 30, 2003 addressed to Pamela Long from Thomas W. Greenberg, referring to discussions among Mr. Dunn, Colleen Mahoney, and Matthew Mallow on April 23, 2003. To date, there has been no agreement reached between Skadden Arps and the staff permitting the use of this limitation. We may have additional comments upon review of the proposed revisions to the opinion of Skadden Arps and further discussions with counsel, as necessary. After this transaction is completed, we look forward to finally receiving proposed language from Skadden Arps for future opinions relating to these matters.

	A.	In response to the Staff’s comment we have revised the opinion of Skadden, Arps accordingly. Attached for the supplemental review of the Staff is a revised draft of the opinion marked to show changes from the draft previously submitted. We would welcome the opportunity to meet with the Staff following completion of this transaction to finalize the language of Skadden Arps opinions for future transactions. Please let us know who is the appropriate person at the Staff for us to contact.

5.	Q.	Please also amend the opinion to eliminate language about the law normally applicable to “transactions” and instead address the law applicable to the securities governed by the Indenture, as paragraph (b)(5) to Item 601 of the Regulation S-K requires an opinion of counsel as to the legality of the securities being registered.

	A.	In response to the Staff’s comment we have revised the opinion of Skadden, Arps accordingly and have attached a revised draft for the supplemental review of the Staff.

Jennifer R. Hardy
October 6, 2005

     In order to meet the Company’s goal of having the Registration Statement declared effective no later than October 9, 2005, we would appreciate the Staff’s cooperation in reviewing the enclosed responses and resolving the comments addressed above as soon as practicable. Should you have any questions or want to discuss these matters prior to hearing from us, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001.
Very truly yours,
/s/  Allison L. Amorison

cc:	Matt Franker
Donald F. McAleenan